Exhibit 2.13

São Paulo, October 3, 2011.

To Telemar Norte Leste S.A.

Rua Humberto de Campos, 425, 8th floor

Leblon, Rio de Janeiro, RJ

C/O Mr. Bayard De Paoli Gontijo

Ladies and Gentlemen,

This formalizes the basis of our talks regarding the provision of necessary services for the issuance of an economic valuation report for Telemar Norte Leste S.A. (the “Client”), a public company, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 33.000.118/0001-79 by Banco BNP Paribas Brasil S.A., a financial institution with headquarters at Avenida Presidente Juscelino Kubitschek, 510, 9th through 14th floors, São Paulo, SP, (“BNP Paribas”).

The Client and BNP Paribas are hereinafter collectively referred to as the “Parties” and each, individually, as a “Party.”

CLAUSE 1 – SCOPE OF THE WORK

1.1.	Based on this Agreement the work that will be carried out by BNP Paribas comprises financial advising for the valuation of necessary aspects and final issuance of an economic valuation report of the Client, to be prepared independently, considering the baseline date of June 30, 2011, (“Baseline Date”) with the purpose of finding the amount of withdrawal rights to be paid to the dissenting shareholders at the general shareholders’ meeting of the Client that will decide on the partial split-off of the Client with the acquisition of the split off portion by Coari Participações S.A. and the share exchange between the Client and Coari Participações S.A., in accordance with the terms of article 12 of the Bylaws of the Client and Article 8 and paragraphs 3 and 4 of article 45 of Law No. 6,404/76 (the “Economic Valuation Report”).

1.2.	It is hereby expressly understood that (i) the Economic Valuation Report is intended for the consideration of the Board of Directors of the Client, its shareholders and interested third-parties, prior to the general shareholders’ meeting of the Client that will decide on the partial split-off of the Client with the acquisition of the split off portion by Coari Participações S.A. and the share exchange between the Client and Coari Participações S.A.; and (ii) the Economic Valuation Report issued by BNP Paribas does not constitute and should not be understood as itself constituting a suggestion, or any form of inducement to carry out or not carry out any transaction, the final decision of which will always be made exclusively by the parties involved therein, based on their own independent analysis of all corporate, tax, legal, financial, commercial, industrial and other aspects involved.

1.3.	All the documents issued by BNP Paribas may only be used in accordance with the provisions of Clause 4 below.

1.4.	For the purposes of the Valuation, the economic value of the Client determined in the Economic Valuation Report will be divided by the total number of the Company’s shares, on the Baseline Date, in order to demonstrate economic value per share of the Client, which will be equivalent to the amount of reimbursement per share owed to the dissenting shareholders of the Client.

1.5.	The amount reimbursed per share to be paid as a result of the Client’s shareholders exercising their withdrawal rights will be widely disclosed prior to the general shareholders’ meeting of the Client that will decide on the partial split-off and share exchange.

A) Adopted Premises

To meet its goals, BNP Paribas will review all the documents and information related to the Client, which is made available to it, in accordance with the provisions of Clause 3 of this Agreement. BNP Paribas may make any adjustments to these premises as it deems appropriate in order to meet its goals.

A.1.)	The Client will provide or arrange to provide BNP Paribas or its regularly identified consultants who intervene in any form in the Work and who hereinafter are collectively referred to as “Consultants,” all the documents and information required to adequately provide services, within 48 (forty-eight) hours from the request by BNP Paribas.

A.2.)	It is hereby expressly agreed between the Parties that BNP Paribas will primarily use information and documentation received from the Client and publicly available information. It is agreed that BNP Paribas will not make its own specific investigations, or by third-parties, in order to verify the accuracy, truthfulness and completeness of information and documentation received or obtained through means available to the general public, it being understood that the Economic Valuation Report, will be issued by BNP Paribas under the strict premise that information received from the Client is legitimate, truthful and indisputable for all purposes. Accordingly, BNP Paribas will not be responsible for the accuracy, truthfulness and completeness of the services provided and the Economic Valuation Report if the information that will be used by BNP Paribas for its work prove to be, for any reason, untrue, except for liability provisioned for in article 8, paragraph 6, of Law No. 6,404/76. It is hereby agreed that all information provided by the administration, shareholders, consultants and subsidiaries of the client will be considered, for the purposes of this Agreement, as provided by the Client itself.

A.3.)	For this reason, the Client also declares and guarantees that any projections, predictions or estimates or other information of the same nature that comes to be provided to BNP Paribas for the purposes proposed here will be prepared in good faith, based on realistic hypothesis and truthful, complete and correct information that reflects the best estimates and concepts currently available to the administrator(s) and/or consultant(s) who have prepared them.

A.4.)	If it comes to be chosen to issue the Economic Valuation Report, BNP Paribas will issue to the Client the Economic Valuation Report, in Portuguese and English, with content that satisfies the goals established in this Agreement. In case of inconsistency between the Portuguese and English Economic Evaluation Reports, the former will prevail over the latter.

A.5.)

BNP Paribas will begin to provide services after the decision of the general shareholders’ meeting of the Client, conditional on the receipt of a letter signed by the legal representatives of the Client, describing the documents and information that will be made available to and/or used by BNP

Paribas and/or used by, if this is the case, its respective Consultants, in which the Client will confirm that all the information and documents are authentic, complete and accurate (the “Letter of Representation”). The same procedure will be observed by the Client at the issuance of the Economic Valuation Report.

CLAUSE 2 – COMMENCEMENT AND TERM

2.1.	Pursuant to article 45, paragraphs 3 and 4, of Law No. 6,404/76, the terms and conditions of this Agreement, with the exception of the confidentiality Clause, will pass into effect at the approval of the general shareholders’ meeting of the Client called to choose the specialized company that will prepare the Economic Valuation Report, so that BNP Paribas may begin to provide services, subject to the provisions of this Agreement, when confirmation of the choice for issuing the Economic Valuation Report is decided by the referred to general shareholders’ meeting to be duly called. The confidentiality Clause will pass into effect at the signing of this Agreement for the period of 2 (two) years from this date.

2.2.	The issuance of the final version of the Economic Valuation Report, if BNP Paribas comes to be chosen as financial advisor to the Client, will occur within the period of 30 (thirty) days from the decision by the General Shareholders’ Meeting or 21 (twenty-one) days from the delivery of information mentioned in Clause 3, which is to occur at a later time, observing the condition precedent mentioned in Clause 1, item A.5, above.

2.3.	In case the Economic Valuation Report is not completed within the period mentioned above for reasons beyond the willingness of BNP Paribas, the Parties may renew this Agreement under the terms and conditions to be agreed to between them, without prejudice to the compensation payable to BNP Paribas, provisioned in Clause 5 of this Agreement.

CLAUSE 3 – ACCESS TO INFORMATION

3.1.	Within the scope of its services, BNP Paribas may use all the documents, data, predictions, estimates, reports and information of any nature that is supplied or accessible in relation to the Client, observing the provisions of Clause 4 below, this being obligatory in the transmission of such information.

3.2.	Within such information will be those (i) related to environmental, commercial, legal, fiscal and financial risks, as well as any others related to the activities of the Client; and, (ii) that could affect the provision of services and issuance of the Economic Valuation Report.

3.3.	The Client undertakes to promptly inform BNP Paribas of any event that could impact the provision of services and conclusions that will be incorporated into the Economic Valuation Report, such as any change in information previously provided to BNP Paribas or the general public.

3.4.	For the purposes of this Agreement, BNP Paribas will identify the team involved in the provision of services and that will be the recipient of information requested from and provided by the Client.

CLAUSE 4 – CONFIDENTIALITY

4.1.	The information and the documents that the Parties will exchange with each other in order to prepare the Economic Valuation Report will be considered confidential and may only be used for the purposes of this Agreement.

4.2.	Notwithstanding the foregoing, BNP Paribas may use or disclose information or partial information:

•	that is already in the public domain without violating this Agreement; or

•	that is already, without any restriction, in the possession of BNP Paribas at the time provided pursuant to this Agreement; or

•	that the Client has given prior written consent to disclose or utilize; or

•

that BNP Paribas is obliged to disclose, by a judicial decision from a court of competent jurisdiction, under an order issued by any regulatory agency or competent authority or by any law or regulation having the force of law, in which case BNP Paribas will notify, except when not reasonably required, within a period of (i) 48 (forty-eight) hours; or (ii) before the expiration of a third of the time available for submitting a defense, whichever is shorter, in writing, to the Client, before carrying out the disclosure, so that the Client may seek a protective order or other similar order from a competent authority. Additionally, BNP Paribas agrees that if the Client does not successfully impede the disclosure of Confidential Information, only the portion of the Confidential Information that was legally requested will be disclosed.

4.3.	Except for disclosure made within the limits required by applicable law, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), to the United States Securities and Exchange Commission and the disclosure of the Economic Valuation Report to the shareholders and interested third-parties, on a date prior to the carrying out of the general shareholders’ meeting of the Client that will decide on the partial split-off of the Client with the acquisition of the split off portion by Coari Participações S.A. and the share exchange between the Client and Coari Participações S.A., any other whole or partial voluntary publication of the Economic Valuation Report must have the prior written approval of BNP Paribas in a manner that may be adjusted. BNP Paribas will inform the Client of its authorization or denial within 3 (three) days from receiving the request from the Client in this regard.

CLAUSE 5 – FEES AND EXPENSES

As a means of compensation, BNP Paribas will receive from the Client:

(a)

If the General Shareholders’ Meeting of the Client chooses BNP Paribas as its financial advisor, BNP Paribas will be entitled to the amount of R$700,000.00 (seven hundred thousand reais), net of any taxes, as compensation for the preparation of the Economic Valuation Report. In this situation, the payment will be made to BNP Paribas by the 5th (fifth) working day after delivery of the Economic Valuation Report to the Client.

(b)

BNP Paribas will also be entitled to payment for all expenses reasonably incurred and documented in order to provide its services, and the reimbursement for such expenses should be carried out in the period described in subparagraph (a), above, it being understood that individual expenses exceeding R$2,500.00 (two thousand, five hundred reais) or collective expenses exceeding R$30,000.00 (thirty thousand reais) must be previously approved by the Client.

(c)	All payments due under this Agreement must be made in reais (R$), in Brazil.

CLAUSE 6 – RESPONSIBILITY

6.1.	After issuing the Economic Valuation Report, BNP Paribas will not be responsible for the modification of its contents due to facts or information brought to its attention or discovered after the issuance of the document. BNP Paribas will not respond to nor be responsible for the consequences arising from the failure of the Client to deliver information that has been requested of it.

6.2.	Based on this Agreement, all indemnities, damages, interest and penalties properly documented, which BNP Paribas comes to pay, including those in relation to judicial actions prompted by third-parties, as well as all the damages, costs, fees and losses that BNP Paribas incurs will be paid by the Client, except when directly and exclusively caused by the negligence or willful misconduct of BNP Paribas.

6.3.	BNP Paribas will also not be responsible if the validity of the Economic Valuation Report comes to be questioned for not having utilized information or documents provided by the Client to third-parties or available to the public, or that after being requested in accordance with the terms of item A.1. above, is not provided to BNP Paribas by the Client, and could have influenced the preparation and the conclusions of the Economic Valuation Report.

6.4.	In the event that questions are directed at BNP Paribas about the contents of the Economic Valuation Report for which BNP Paribas is responsible, BNP Paribas must notify the Client (i) within the period of 1 (one) working day; or (ii) before the expiration of 1/3 of the time available for submitting a response, whichever is shorter, it being the Client who must assume the applicable defense, with the joint adaptation of necessary protective measures, to be analyzed and prepared by specialized law firm(s), indicated jointly by the Client and BNP Paribas.

CLAUSE 7 – APPLICABLE LAW

7.1.	This Agreement will be governed and interpreted in accordance with the laws of Brazil.

7.2	BNP Paribas will act in accordance with Brazilian legal and regulatory requirements, including, in particular, the provision of article 8, paragraph 6 of Law No. 6,404/76 and CVM Instruction No. 319/99 that is applicable to the financial advisory services described herein.

CLAUSE 8 – JURISDICTION

The parties elect the district of Rio De Janeiro, RJ, as the only jurisdiction competent to resolve questions arising from this Agreement, prevailing over any other jurisdiction, however privileged it may be.

CLAUSE 9 – PUBLIC ANNOUNCEMENT

9.1.	At the delivery of the Economic Valuation Report, BNP Paribas will, with the prior written approval of the client, publicly disclose its participation in the corporate restructuring.

9.2.	BNP Paribas may request recognition for services provided in carrying out the corporate reorganization, for the purposes of ranking completed transactions (“League Table”), with market institutions responsible for the compilation of such rankings, including, but not limited to Thomson Reuters, Bloomberg, ANBIMA, among others.

CLAUSE 10 – FINAL PROVISIONS

10.1.	BNP Paribas certifies for the purposes of this Agreement, pursuant to the proposal request sent by the Client: (a) to have experience and knowledge of the Brazilian market, with a strong local presence; (b) to have senior representatives with knowledge of mergers and acquisitions, with experience in regards to communications sector and the regulatory aspects of this sector; and (c) to have direct and relevant experience in the communications sector, as explained in Annex 1 to this Agreement.

10.2.	BNP Paribas declares for all purposes and effects that it will perform its activities with total independence and autonomy, relying exclusively on generally accepted technical criteria, that it doesn’t have any link to the corporations involved, so that the provision of services and issuance of the Economic Valuation Report, with the conclusions therein revealed, will exclusively arise from the experience of BNP Paribas and the technical capacity of its representatives to meet the goals proposed herein, with no existing conflicts of interest in regards to this Agreement.

10.3.	BNP Paribas will maintain total confidentiality in regards to the terms of this Agreement and under no circumstances will make use of privileged information or documents that are received from the Client or any other person or the conclusions of the Economic Valuation Report for the trading of securities issued by the Client, for its own account or for those of third parties.

10.4.	Communications between the Parties, within the scope of this Contract, may be made by telephone, fax or e-mail, and should be addressed to:

Client:

Name: Bayard De Paoli Gontijo

Address: Rua Humberto de Campos, 425, 8th Floor, Leblon, Rio de Janeiro, RJ

Telephone: 21 3131-2183

Fax: 21 3131-1383

Email: bayard.gontijo@oi.net.br

Banco BNP Paribas Brasil S.A.:

Daniel Hagge

Av. Pres. Juscelino Kubitschek, 510, 13th Floor, Sao Paulo, SP

011 3841 3296

011 3841 3300

daniel.hagge@br.bnpparibas.com

10.5.	The fact that either of the Parties may fail to exercise any of the rights granted under this Agreement will not be construed as a waiver of any individual or partial exercise of rights.

10.6	This Agreement is entered into irrevocably and irreversibly and obliges the Parties and their successors to any title.

Thus being right and adjusted, the Parties sign 2 (two) copies of this Agreement, together with 2 (two) witnessed identified below.

Telemar Norte Leste S.A.

Banco BNP Paribas Brasil S.A.

Witnesses:

1.	2.
Name:	Name:
CPF:	CPF:
RG:	RG: